UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 0-20619
Matria Healthcare, Inc.
(Exact name of registrant as specified in its charter)
1850 Parkway Place, 12th Floor
Marietta, Georgia 30067
770-767-4548
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.01 par value per share
(Titles of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 1
     Effective May 9, 2008, Matria Healthcare, Inc. was merged with and into Milano MH Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Inverness Medical Innovations, Inc.
     Pursuant to the requirements of the Securities Exchange Act of 1934, Matria Healthcare, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 9, 2008	By:	/s/ Parker H. Petit
Parker H. Petit
Chairman and Chief Executive Officer